SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33469; 812-14996

Toroso Investments, LLC and Tidal ETF Trust; Notice of Application

May 8, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an

exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain

disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items

22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act

of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The

requested exemption would permit an investment adviser to hire and replace certain sub-advisers

without shareholder approval and grant relief from the Disclosure Requirements as they relate to

fees paid to the sub-advisers.

Applicants: Tidal ETF Trust (the "Trust"), a Delaware statutory trust registered under the Act as

an open-end management investment company with multiple series, and Toroso Investments, LLC

(the "Initial Adviser"), a Delaware limited liability company registered as an investment adviser

under the Investment Advisers Act of 1940.

Filing Dates: The application was filed on January 9, 2019.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 3, 2019, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of

the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Toroso Investments, LLC and Tidal ETF Trust, 898

N. Broadway, Suite 2, Massapequa, New York 11758.

FOR FURTHER INFORMATION CONTACT: Jill Corrigan, Senior Counsel, at (202) 551-8929,

or Parisa Haghshenas, Branch Chief, at (202) 551-6723 (Division of Investment Management,

Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

      1.   The Initial Adviser is the investment adviser to the Aware Ultra-Short Duration

Enhanced Income ETF (the "Initial Fund"), a series of the Trust, pursuant to an investment

management agreement with the Trust ("Investment Management Agreement").[1] Under the

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[1]   Applicants request relief with respect to the Initial Fund, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that, in each case, is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors (each, also an "Adviser"), uses the multi-manager structure described in the application, and complies with the terms and conditions set forth in the application (each, a "Subadvised Fund"). For purposes of the requested order, "successor" is limited to an entity that results

terms of the Investment Management Agreement, the Adviser, subject to the supervision of the

board of trustees of the Trust ("Board"), will provide continuous investment management of the

assets of each Subadvised Fund. Consistent with the terms of the Investment Management

Agreement, the Adviser may, subject to the approval of the Board, delegate portfolio

management responsibilities of all or a portion of the assets of a Subadvised Fund to one or more

Sub-Advisers.[2] The Adviser will continue to have overall responsibility for the management and

investment of the assets of each Subadvised Fund. The Adviser will evaluate, select, and

recommend Sub-Advisers to manage the assets of a Subadvised Fund and will oversee, monitor

and review the Sub-Advisers and their performance and recommend the removal or replacement

of Sub-Advisers.

2. Applicants request an exemption to permit the Adviser, subject to Board approval,

to hire certain Sub-Advisers pursuant to Sub-Advisory Agreements and materially amend existing

Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a)

of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from the Disclosure

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from a reorganization into another jurisdiction or a change in the type of business organization. Future
Subadvised Funds may be operated as a master-feeder structure pursuant to section 12(d)(1)(E) of the Act.
In such a structure, certain series of the Trust (each, a "Feeder Fund") may invest substantially all of their
assets in a Subadvised Fund (a "Master Fund") pursuant to section 12(d)(1)(E) of the Act. No Feeder Fund
will engage any sub-advisers other than through approving the engagement of one or more of the Master
Fund's sub-advisers.

[2] As used herein, a "Sub-Adviser" for a Subadvised Fund is (1) an indirect or direct "wholly owned
subsidiary" (as such term is defined in the Act) of the Adviser for that Subadvised Fund, or (2) a sister
company of the Adviser for that Subadvised Fund that is an indirect or direct "wholly-owned subsidiary" of
the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-
Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person"
(as such term is defined in section 2(a)(3) of the Act) of the Subadvised Fund, any Feeder Fund invested in a
Master Fund, the Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-
Adviser serves as a sub-adviser to a Subadvised Fund ("Non-Affiliated Sub-Advisers").

[3] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is
an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Fund, of any Feeder Fund, or

Requirements to permit a Subadvised Fund to disclose (as both a dollar amount and a percentage of the Subadvised Fund's net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, Aggregate Fee Disclosure").[4]

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Funds' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Funds' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreement will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Funds. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve

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of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Funds ("Affiliated Sub-Adviser").

[4] For any Subadvised Fund that is a Master Fund, the relief would also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure.

the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary